Mail Stop 6010

August 3, 2006

Via U.S. Mail and Facsimile to (408) 752-9028

George A. Hervey
Vice President and Chief Financial Officer
Marvell Technology Group Ltd.
5488 Marvell Lane
Santa Clara, CA 95054

> **Re:** **Marvell Technology Group Ltd.**
> **Form 10-K for the Fiscal Year Ended January 28, 2006**
> **Filed April 13, 2006**
> **Form 8-K Filed May 18, 2006**
> **File No. 000-30877**

Dear Mr. Hervey:

We have reviewed your response dated July 12, 2006 and additional filings and have the following comment. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year-Ended January 28, 2006

1.   Please refer to prior comment 1. Revise all future filings to include financial statements that correctly present the actual dates on which your fiscal periods ended. Similarly, include audit reports that opine on financial statements as of and for the periods ended on the actual dates on which your fiscal years ended.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant